        John H. Lively

                                                                                                                   The Law Offices of John H. Lively & Associates, Inc.

                                                                                                                   A member firm of The 1940 Act Law Group

                                                                                                                   11300 Tomahawk Creek Parkway, Suite 310

          Leawood, KS  66211

          Phone: 913.660.0778   Fax: 913.660.9157

          john.lively@1940actlawgroup.com

May 12, 2014

Ms. Monique Botkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Cottonwood Mutual Funds (the “Trust”)
SEC File Numbers: 333-176541 and 811-22602

Dear Ms. Botkin:

On March 13, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 16 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 18 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of responding to SEC comments on the Trust’s January 16, 2014 Post-Effective Amendment pursuant to Rule 485A which was filed to reflect a newly approved investment advisory agreement with the existing adviser to the Armour Tactical Flex Fund (the “Fund”), a series portfolio of the Trust.  The Amendment was filed to include certain exhibits relating to the Fund.

On April 8, 2014, you provided comments to me relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment.  Note that in a separate request letter the Trust will be seeking acceleration of the Amendment.

Exhibits

1.

Comment:

Please revise the Services Agreement to reflect that it may not be changed without seeking shareholder approval.

Response:

  The Agreement has been revised as you have requested.

Prospectus

Summary Section – Fees and Expenses of the Fund

2.

Comment:

Please disclose the Fund’s portfolio turnover rate for the most recent fiscal year.

Response:

 The Trust has revised the disclosure as you have requested.

3.

Comment:

Please confirm that the fee table reflects certain expenses, such as dividend expense on securities sold short.

Response:

The Trust confirms that, to the extent the Fund incurs dividend expenses on securities sold short, the fee table will reflect expenses in the fee table in a manner consistent with Form N-1A.  During the period shown in the prospectus, the Fund did not short any positions.

Summary Section – Principal Investment Strategies of the Fund

4.

Comment:

In the chart that sets out the possible defensive allocation level and possible offensive allocation levels (and as presented below), please explain why the numbers in the four columns to the right do not add up to 100% of the Fund’s assets like the numbers in the first three columns do.

Possible Defensive Allocation Levels:

100%

75%

50%

25%

0%

Possible Offensive Allocation Levels:

0%

25%

50%

70%

75%

90% 100%

Response:

The Trust has revised the disclosure to clarify how its allocation strategy is applied.

Management – the Investment Adviser

5.

Comment:

Please update the last sentence in this section to indicate when the Board of Trustees’ approval of the Investment Advisory Agreement will be included in a shareholder report.

Response:

The Trust has revised the disclosure as you have requested.

There were no comments on the Statement of Additional Information.

*   *   *

The Trust acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively